UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BALLY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

NEVADA	001-31558	88-0104066
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

6601 S. Bermuda Rd.

Las Vegas, NV 89119

(Address of principal executive offices) (Zip code)

Neil Davidson

Senior Vice President, Chief Financial Officer and Treasurer

(702) 532-7700

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02. Conflict Minerals Disclosure and Report; Exhibit.

Conflict Minerals Disclosure

A copy of Bally Technologies, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.01 hereto and is publicly available at http://investor.ballytech.com/governance.cfm.

Section 2 — Exhibits

Item 2.01. Exhibits.

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer

Dated: June 2, 2014